

August 22, 2011

<u>Via Facsimile</u>
William A. Priddy, Jr.
Chief Financial Officer, Corporate Vice
   President of Administration and Secretary
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

> **Re:**   **RF Micro Devices, Inc.**
>   **Form 10-K for the fiscal year ended April 2, 2011**
>   **Filed June 1, 2011**
>   **Form 10-Q for the quarterly period ended July 2, 2011**
>   **Filed August 11, 2011**
>   **File No. 000-22511**

Dear Mr. Priddy, Jr.:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended April 2, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data, page 44</u>

<u>Note 1. The Company and Significant Accounting Policies, page 51</u>

<u>Revenue Recognition, page 56</u>

1.   We note your disclosure that for a small percentage of revenue generated through sales of semiconductor products through distributors, you *partially* defer revenue. Please quantify the materiality of the sales and explain to us further your policy regarding revenue recognition for sales to distributors and how you determine the amount deferred.

William A. Priddy, Jr.
RF Micro Devices, Inc.
August 22, 2011
Page 2

Note 11. Income Taxes, page 73

2.   We note your disclosures regarding management's opinion that your current and future undistributed foreign earnings will be permanently reinvested and therefore no provision for U.S. income taxes has been made. Please tell us the amount of cumulative foreign earnings for which you have not recognized a tax provision and how you considered the disclosures required by ASC 740-30-50-2(b).

3.   Further to the above, if significant, please consider providing in future filings enhanced liquidity disclosures in your MD&A to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

 Note 15. Operating Segment and Geographic Information, page 85

4.   We note from your disclosures on page 27 that you aggregate the financial information of the Cellular Products Group and Multi-Market Products Group into one operating segment pursuant to the aggregation criteria set forth in ASC Topic 280.   Please tell us the basis for aggregating your operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11. Please explain to us how you concluded that your operating segments demonstrate similar economic characteristics, including a discussion of your revenue growth rates for your Cellular Products Group and Multi-Market Products Group.

Form 10-Q for the quarterly period ended July 2, 2011

Revenue, page 15

5.   Please tell us, and revise future filings to clarify, the causes of the material changes to the line items you disclose, including the portion attributable to new products. For example, you disclose that decreases to revenue were partially offset by "an increase in sales." However, it is unclear what material factors fueled the increases to sales you mention. We note, however, from management's earnings call that your newest products are driving growth and diversification, and you see significant traction across all smartphone manufacturers and platform providers.   We also note the reference during such call to your expanding portfolio of switch and signal conditioning products as driving growth.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney at (202) 551-3316 or Geoff Kruczek, Reviewing Attorney at (202) 551-3641 or me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant